REVIEWED FINANCIAL STATEMENTS

Doodeo, Inc.
Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report

Doodeo, Inc.
Financial Statements

Years Ended December 31, 2020 and 2019

Contents

Fiona Hamza, CPA

Email: fhamzacpa@outlook.com

Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Doodeo, Inc.
Dubai, Emirates

I have reviewed the accompanying financial statements of Doodeo, Inc., which comprises of the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Fiona Hamza, CPA

Plano, Texas
March 07, 2021

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Doodeo, Inc.

Balance Sheets

	December 31,	
	2020	**2019**
Assets		
Current assets:		
Cash and cash equivalents *(note1)*	$ 16	$ 12,083
Total current assets	16	12,083
Fixed assets	-	-
Less: Accumulated Depreciation	-	-
Net fixed assets	-	-
Other assets		
Deferred tax asset *(note 2)*	-	-
Total assets	$ 16	$ 12,083
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable		-
Interest payable		-
Total current liabilities		-
Notes payable- long-term		-
Total liabilities		
Stockholders' equity:		
Class A Common Stock, $.0001 par value *(note 3)*		
Authorized shares, 10,000,000		
Issued and outstanding shares, 8,327,869	**833**	833
Paid-in Capital – Common Stock	**166,126**	166,495
Retained deficit	**(166,943)**	(155,245)
Total stockholders' deficit	16	12,083
Total liabilities and stockholders' equity	$ 16	$ 12,083

See Independent Accountant's Review Report.

Doodeo, Inc.

Statements of Operations

| | December 31, | |
	2020	**2019**
Revenue	$ -	$ -
Expenses:		
Accounting expenses	**1,300**	-
Advertising and promotion	**2,713**	2,329
Bank charges	**399**	326
Computer hosting, internet, software	**1,923**	907
Contract work	**-**	1,482
Legal and professional	**627**	100
Marketing fee	**-**	3,795
Payroll expenses	**4,736**	-
Web development	**-**	146,281
Total operating expenses	**11,698**	155,220
Net loss	**$ (11,698)**	$ (155,220)

See Independent Accountant's Review Report.

Doodeo, Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock (no par)		Common stock Paid-in Capital		Retained Equity		Total	
Balance at December 31, 2018	$	**200**	$	**-**	$	**(25)**	$	**175**
Shareholder's contribution		633		166,495		-		167,128
Net Loss		-		-		(155,220)		(155,220)
Balance at December 31, 2019	$	**833**	$	**166,495**	$	**(155,245)**	$	**12,083**
Net Loss		-		-		(11,698)		(11,698)
Shareholder's contribution		-		(369)		-		(369)
Balance at December 31, 2020	$	**833**	$	**166,126**	$	**(166,943)**	$	**(16)**

Doodeo, Inc.

Statements of Cash Flows

	December 31,	
	2020	**2019**
Operating activities		
Net loss	**$ (11,698)**	$ (155,220)
Add: depreciation expense	**-**	-
Increase (decrease) in accrued expenses	**-**	-
Net cash used (provided)by operating activities	**(11,698)**	(155,220)
Investing activities		
Fixed assets	**-**	-
Net cash used in investing activities	**-**	-
Financing activities		
Proceeds (payments) for loan		
Proceeds from capital contribution	**(369)**	167,128
Net cash provided by financing activities	**(369)**	167,128
Net (decrease) increase in cash and cash equivalents	**(12,067)**	11,908
Cash and cash equivalents at beginning of year	**12,083**	175
Cash and cash equivalents at end of year	**$ 16**	$ 12,083
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report.

Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Doodeo, Inc., (the Company), was formed in October 2018 in the State of Delaware. The financial statements of Doodeo, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Doodeo is a platform where entertainers can collaborate, promote and find gigs. The Company's AI discovers all gigs posted on platforms globally and automatically posts them on Doodeo. Their central platform combines real-time search, networking and collaboration tools, making it a necessity for entertainers, artist seekers and for fans.

Doodeo connects artists and industry professionals for engagement, collaboration or simply to find and recommend short-term and long-term gigs. Users can search for entertainers, businesses, and industry professionals using filters based on location, instrument, genre, and skill.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Going Concern and Management's Plans

Covid-19 epidemic has hit hard Company's revenues. The Company strongly believes in their business model, they have tight handle on their expenses and once the economy goes back to normal, revenue is forecasted to increase.

See Independent Accountant's Review Report.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could

differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a double declining mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, fleet and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on fleet, equipment or software are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

See Independent Accountant's Review Report.

2. Deferred Tax Asset

The Company accounts for income taxes in accordance with FASB ASC No. 740 (formerly SFAS No. 109) "Accounting for Income Taxes", which requires an assets and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

There is no income tax provision or benefit recorded for the years ended December 31, 2020 and 2019, as company decided to set up an allowance account. The Company has approximately $166,943 of federal net operating loss carryforwards that may be used to offset future taxable income. A portion of the carryforwards will expire at various times beginning in 2038.

	2020	2019	Total
NOL Carryover	$ 11,698	$ 155,245	$ 166,943
Tax benefit related to NOL	$ 2,457	$ 32,601	$ 35,058
Deferred tax asset	$ 35,058	$ 32,606	-
Allowance for doubtful account	$ (35,058)	$ (32,066)	-

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote. 100% of 1,000 shares were issued to the founder of the company.

4. Commitments and Contingencies

As of the date of issuance of financials March 7, 2021, the company has no commitments or contingencies.

See Independent Accountant's Review Report.

5. Subsequent Events

Management has evaluated subsequent events through March 7, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements except for the transaction described below.

The Company had launched the crowdfunding campaign in September 2020, which closed on January 2021. Below is the detail:

Future Equity Obligations The restricted non-voting securities were issued via crowdfunding in January 2021. These securities will not earn dividend. In exchange for the payment, the Company issues to the investors the right to certain shares of the Company's capital stock. The "Valuation Cap" is $5,850,000. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to restrictions) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option

See Independent Accountant's Review Report.